      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 6, 1997

                                                 REGISTRATION NO. 333-11995
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                 POST-EFFECTIVE AMENDMENT NO. 1 ON FORM S-3 TO
            REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-11995)
                                      AND
                 POST-EFFECTIVE AMENDMENT NO. 5 ON FORM S-3 TO
             REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 33-97960)
                        UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                                 ULTRAFEM, INC.
             (Exact name of registrant as specified in its charter)

            DELAWARE                            3841                           33-0435037
  (State or other jurisdiction      (Primary standard industrial            (I.R.S. employer
      of incorporation or           classification code number)           identification no.)
         organization)

                            ------------------------

                          805 THIRD AVENUE, 17TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 446-1400
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                                JOHN W. ANDERSEN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 ULTRAFEM, INC.
                          805 THIRD AVENUE, 17TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 446-1400
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------
                                    COPY TO:

                               GERALD ADLER, ESQ.
                   SHEREFF, FRIEDMAN, HOFFMAN & GOODMAN, LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 758-9500
                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /X/ (Registration No. 33-97960)

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                         AMOUNT          PROPOSED MAXIMUM       PROPOSED MAXIMUM
        TITLE OF CLASS OF                TO BE            OFFERING PRICE            AGGREGATE              AMOUNT OF
   SECURITIES TO BE REGISTERED       REGISTERED(1)         PER SHARE(2)         OFFERING PRICE(2)      REGISTRATION FEE
Common Stock, $.01 par value.....       539,851               $15.19              $8,200,336.69            $2,484.95

(1) Does not include 4,301,303 shares of Common Stock offered in the Prospectus included herein which were previously registered on Registration Statement on Form S-1 (Reg. No. 33-97960) and for which the Registrant previously paid a registration fee of $16,637.47.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended, on the basis of the high and low prices of the Common Stock as reported on the Nasdaq National Market on May 2, 1997.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    1. The Selling Stockholder Prospectus included in this Amendment on Form S-3 was initially included in the Registrant's Registration Statement on Form S-1 (File No. 33-97960) which was declared effective by the Commission on February 22, 1996.

    2. Four post-effective amendments to the Registration Statement on Form S-1 (File No. 33-97960) were filed with the Commission in combination with the Registration Statement on Form S-1(File No. 333-11995), which was declared effective on November 13, 1996.

    3. This Amendment on Form S-3 is intended to convert the Registration Statements on Form S-1 (File Nos. 33-97960 and 333-11995) into a Registration Statement on Form S-3.

                    SUBJECT TO COMPLETION, DATED MAY 6, 1997

PRELIMINARY PROSPECTUS

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                4,840,927 SHARES

                                     [LOGO]

                                  COMMON STOCK
                               ------------------

    This Prospectus relates to the offer and sale by the holders thereof (the "Selling Stockholders"), of 4,840,927 common stock, par value $.001 per share (the "Common Stock"), of Ultrafem, Inc. ("Ultrafem" or the "Company") including 3,722,552 shares issuable upon conversion or exercise of certain outstanding securities convertible into or exercisable for shares of Common Stock. (The shares of Common Stock offered hereby are sometimes referred to herein as the "Shares"). The Company's Common Stock is quoted on the Nasdaq National Market under the trading symbol "UFEM." On May 5, 1997, the last reported sales price for the Common Stock on the Nasdaq National Market was $15 1/2 per share. See "Price Range of Common Stock."

    Subject to certain agreed upon lock-up periods more fully described below, the Shares may be sold from time to time by the Selling Stockholders directly, or through agents designated from time to time or through dealers or underwriters also to be designated, on terms to be determined at the time of sale. To the extent required, the specific Shares to be sold, the names of the Selling Stockholders, the purchase price, the public offering price, the names of any such agents, dealers or underwriters and any applicable commission or discount with respect to a particular offer will be set forth in an accompanying Prospectus supplement (or, if required, a post-effective amendment to the Registration Statement of which this Prospectus forms a part). The distribution of the Shares may be effected in one or more transactions that may take place on the Nasdaq National Market or the over-the-counter market, including ordinary broker's transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees, commissions or discounts may be paid by the Selling Stockholders in connection with such sales. Certain Selling Stockholders have agreed to effect such sales through Hampshire Securities Corporation ("Hampshire"), one of the underwriters that has previously underwritten public offerings of Common Stock by the Company. See "Plan of Distribution."

    The Selling Stockholders and intermediaries through whom the Shares are sold may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares, and any profits realized or commissions received may be deemed underwriting compensation. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

    The Company will not receive any of the proceeds from the sale of Shares offered hereby. Expenses of this Offering, estimated at $50,000, are payable by the Company. The aggregate proceeds to the Selling Stockholders from the sale of the Shares will be the purchase price of the Shares sold, less the aggregate underwriting fees, discounts and commissions, if any. See "Selling Stockholders."

    THE SHARES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A SUBSTANTIAL DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY READ THE FACTORS SET FORTH UNDER "RISK FACTORS" ON PAGE 5.
                             ---------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

              THE DATE OF THIS PROSPECTUS IS               , 1997.

                              [inside front cover]

                         [PHOTO OF PRINT ADVERTISEMENT]

     THIS IS A SAMPLE PRINT ADVERTISEMENT. THE COMPANY BEGAN SELLING INSTEAD IN
                                  AUGUST 1996;
                      REVENUES TO DATE HAVE BEEN LIMITED.

      INTRODUCING INSTEAD A MULTI-MEDIA MARKETING CAMPAIGN AS EXCITING AS THE
                                PRODUCT ITSELF.

                              [PHOTO OF MAGAZINES]

    AN EXCITING PRINT CAMPAIGN IS NOW APPEARING IN MAJOR WOMEN'S MAGAZINES, INCLUDING THOSE PICTURED, SHOWING AUDREY CONTENTE, THE INVENTOR OF INSTEAD, ENJOYING HER ACTIVE LIFESTYLE.

    PRINT ADVERTISEMENTS for INSTEAD appeared in these magazines in October
1996.

                          [PHOTO OF PRODUCT PACKAGING]

    1-800-INSTEAD -- THE EASY-TO-REMEMBER NUMBER CUSTOMERS CAN CALL, AND IF THEY WISH, SPEAK TO REGISTERED NURSES. THESE NURSES WILL HAVE PERSONALLY USED THE PRODUCT AND CAN GUIDE USERS THROUGH ANY CONCERNS THEY MAY HAVE.

    INSTEAD COMES IN DISTINCTIVE, INVITINGLY DESIGNED BOXES OF 6 COUNT, 14 COUNT AND 20 COUNT PACKAGES.

                       [PHOTO OF DIRECT MAIL LITERATURE]

    DIRECT MAIL -- THOUSANDS OF HEALTH CARE PROFESSIONALS AND CONSUMERS WILL RECEIVE FREE SAMPLE KITS OR DISCOUNT COUPONS. THE OUTSIDE OF THE SAMPLE KIT BOXES AND ENVELOPES CAPITALIZE ON THE EXCITEMENT AND APPROPRIATENESS OF A WOMAN INVENTOR IN THIS CATEGORY. THEY READ: "A MAN COULDN'T HAVE INVENTED WHAT'S INSIDE."

                            [PHOTO OF INFORMERCIAL]

    HOW MUCH do you KNOW about your BODY?

    EDU-MERCIAL -- A THIRTY MINUTE EDU-MERCIAL HAS BEEN CREATED TO LAUNCH INSTEAD. FOCUSING ON WOMEN'S HEALTH, IT FEATURES A FEMALE HEALTH QUIZ, FOOTAGE OF PAST ATTITUDES TOWARDS MENSTRUATION, CANDID TESTIMONIALS FROM ENTHUSIASTIC CONSUMERS AND ENDORSEMENTS FROM TWO OB-GYN DOCTORS AND A NURSE WHO THINK INSTEAD IS A MAJOR BREAK-THROUGH FOR WOMEN.

                             AVAILABLE INFORMATION

    The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, DC 20549, or at the Commission's regional offices: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. The Common Stock is traded on the Nasdaq National Market.

    The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to such Registration Statement and exhibits. A copy of the Registration Statement on file with the Commission may be obtained from the Commission's principal office in Washington, D.C., upon payment of the fees prescribed by the Commission.

    Copies of the Registration Statement may be obtained from the Commission at its principal office upon payment of prescribed fees. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, where the contract or other document has been filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by reference to the applicable document filed with the Commission. The Registration Statement of which this Prospectus forms a part has been filed electronically through the Commission's Electronic Data Gathering Analysis and Retrieval System and may be obtained through the Commission's website on the Internet (http://www.sec.gov).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents previously filed with the Commission are hereby incorporated by reference into this Prospectus:

        1. The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996.

        2. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 1996 and December 31, 1996.

        3. The Company's Proxy Statement for the Annual Meeting of Stockholders held on February 10, 1997.

        4. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

    All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing thereof. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference (other than exhibits). Requests for such copies should be directed to: Ultrafem, Inc., 805 Third Avenue, 17th Floor, New York, New York 10022, Attention: Chief Financial Officer, telephone (212) 446-1400.

                                  THE OFFERING

    UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS (I) GIVES EFFECT TO THE ONE-FOR-FOUR REVERSE STOCK SPLIT EFFECTED ON JULY 28, 1995 AND
(II) IS BASED ON THE NUMBER OF SHARES OF COMMON STOCK AND OTHER SECURITIES OUTSTANDING AS OF MARCH 31, 1997.

Common Stock offered by the Selling            4,840,927 shares (1)
  Stockholders...............................

Common Stock outstanding prior to this         7,949,040 shares (2)
  Offering...................................

Shares of Common Stock to be outstanding       11,671,592 shares (3)
  after Offering.............................

Use of proceeds..............................  The Company will not receive any of the proceeds from the sale of shares of Common
                                               Stock by the Selling Stockholders.

Risk factors.................................  The Shares offered hereby involve a high degree of risk. See "Risk Factors."

Nasdaq National Market symbol................  UFEM

------------------------

(1) Includes 1,118,375 shares of Common Stock held by the Selling Stockholders and offered hereby and 3,722,552 shares of Common Stock issuable upon conversion or exercise of securities convertible into or exercisable for Common Stock held by the Selling Stockholders and offered hereby.

(2) Includes 1,118,375 shares of Common Stock held by the Selling Stockholders and offered hereby. Excludes 5,049,583 shares of Common Stock issuable upon the conversion or exercise of securities which are convertible into or exercisable for Common Stock, of which 3,722,552 are held by the Selling Stockholders and offered hereby.

(3) Includes 1,118,375 shares of Common Stock held by the Selling Stockholders and offered hereby, 3,722,522 shares of Common Stock issuable upon conversion or exercise of securities which are convertible into or exercisable for Common Stock held by the Selling Stockholders and offered hereby. Excludes 1,327,031 shares of Common Stock issuable upon the conversion or exercise of securities which are convertible into or exercisable for Common Stock which are not offered hereby.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION INCLUDED IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT THE STATEMENTS IN THIS PROSPECTUS THAT ARE NOT DESCRIPTIONS OF HISTORICAL FACTS MAY BE FORWARD-LOOKING STATEMENT. SUCH STATEMENTS ARE BASED ON MANY ASSUMPTIONS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD LOOKING STATEMENTS DUE TO A NUMBER OF FACTORS, INCLUDING, BUT NOT LIMITED TO, THOSE IDENTIFIED BELOW.

HISTORY OF LOSSES

    From the Company's inception in March 1990 through June 30, 1996, the Company had not generated any revenue, and has only recently begun generating revenue. Revenues to date have been limited. Through December 1996, the Company has expended more than $33.9 million for, among other things, marketing, research and development activities, engineering and design of fully automated manufacturing systems, clinical testing, meeting domestic and international regulatory requirements, domestic and international applications for patent protection, applications for domestic trademark protection, and market research. The Company may encounter difficulties experienced by companies which have only recently begun generating revenues, many of which may be beyond the Company's control, such as unanticipated problems and costs related to marketing of the Company's first commercial product, INSTEAD-Registered Trademark-. INSTEAD-Registered Trademark- is a feminine protection product which collects, rather than absorbs menstrual fluid, and is based on the Company's proprietary SoftCup Technology-Registered Trademark-. Management expects to continue incurring operating losses for the foreseeable future, until such time as the Company derives significant revenues from the sale of INSTEAD-Registered Trademark-. Sales of INSTEAD-Registered Trademark- commenced in the Fall of 1996. There can be no assurance that the Company will be profitable. See "Need for Additional Financing for Unforeseen Risks."

DEPENDENCE ON SINGLE PRODUCT

    The Company's future profitability initially depends primarily on the successful commercialization of INSTEAD-Registered Trademark- as an alternative to currently available feminine protection products. Should the introduction of INSTEAD-Registered Trademark- be unsuccessful for any reason, there would be a material adverse effect on the Company's business, financial condition and results of operation. See "-- Risks Associated with Research and Development for Other Applications of the SoftCup Technology."

NEED FOR ADDITIONAL FINANCING FOR UNFORESEEN RISKS

    The Company believes that the level of financial resources available to it is an important factor in its ability to achieve the marketing and distribution of INSTEAD-Registered Trademark- and in its ability to develop and eventually bring medical products to market. If the Company is unable to raise additional capital or arrange satisfactory working capital or additional equity financing, the Company may be unable to complete the distribution of INSTEAD-Registered Trademark- into the full United States market. Also, the Company may require additional financing if unforeseen risks are encountered. Additional financings may require the issuance of new equity securities, and there can be no assurance that the Company will be able to obtain working capital or additional financing at a favorable rate, if at all. See "--Risks Associated with Research and Development for Other Applications of the SoftCup Technology."

LACK OF MANUFACTURING EXPERIENCE; NEED TO ACHIEVE ECONOMIES OF SCALE AND LIMITED
  MANUFACTURING RESOURCES

    The Company has only limited experience in manufacturing quantities of INSTEAD-Registered Trademark- for the commercial market and has not yet manufactured INSTEAD-Registered Trademark- on a cost-efficient basis. There can be no assurance that the Company will be able to manufacture quantities of INSTEAD-Registered Trademark- for the commercial market on a cost efficient basis, if at all. In the future the Company will be required to increase the quantity of units it can produce, reduce per-unit manufacturing costs and related marketing expenses and achieve high quality standards in order to successfully market INSTEAD-Registered Trademark- on a commercial scale throughout the full United States market. These criteria will only be satisfied if the Company is able to either enhance significantly its existing production capabilities or enter into arrangements with third parties capable of manufacturing INSTEAD-Registered Trademark- on a cost-efficient basis. If the Company encounters production difficulties or delays, including problems involving production yield, quality control and assurance or supplies or components, there could be a material adverse effect on the Company's business, financial condition and results of operations. See "--History of Losses."

MARKETING RISKS; UNCERTAINTY OF CONSUMER ACCEPTANCE

    The Company has incurred, and expects to continue to incur, substantial marketing expense in launching INSTEAD-Registered Trademark- into the United States market. The marketing risks that the Company may encounter are compounded by the unique nature of INSTEAD-Registered Trademark-. Because INSTEAD-Registered Trademark- is fundamentally different from nearly all commercially available forms of feminine protection, successful introduction of INSTEAD-Registered Trademark- will face several obstacles, including a change in established personal hygiene regimen and educating potential consumers on how to use INSTEAD-Registered Trademark-. Furthermore, the Company will be competing with other products which are already familiar to the target audience, and the Company will be required to incur substantial marketing expense in order to introduce INSTEAD-Registered Trademark- to consumers. There can be no assurance that the Company will develop an effective marketing or advertising campaign to overcome these obstacles. See "--Risks Associated with Potential Competitive Response."

NECESSITY OF REGULATORY CLEARANCES TO MARKET

    The production and distribution of INSTEAD-Registered Trademark- are subject to regulation in the United States and other countries in which INSTEAD-Registered Trademark- may be sold. In 1993, the Food and Drug Administration (the "FDA") cleared the Company's pre-market notification submission under Section 510(k) of the Federal Food, Drug, and Cosmetic Act of 1938, as amended (the "FDCA"). The FDA's clearance of this notification enables the Company to market INSTEAD-Registered Trademark- in the United States and to export it overseas subject to the general controls provisions of the FDCA. Subsequent to FDA clearance of this notification submission, certain modifications, which the Company believes are minor, were made in the materials used in INSTEAD-Registered Trademark- to improve the manufacturing process. An applicable FDA regulation requires the filing of a new 510(k) notification when, among other things, there is a major change or modification in the intended use of the device, or a change or modification in material, chemical composition or manufacturing process, that could significantly affect the device's safety or effectiveness. A device manufacturer is responsible for making the initial determination as to whether a proposed change to a cleared device or its intended use necessitates the filing of a new 510(k) notification. The Company has conducted testing subsequent to the changes, which the Company believes are minor, in materials. The Company has been advised by its regulatory counsel, Arent Fox Kintner Plotkin & Kahn, that no additional 510(k) notification is required for these changes, although there can be no assurance that the FDA will not require such a 510(k) notification. If a new 510(k) notification were to be required by the FDA for the changes in materials of INSTEAD-Registered Trademark-, there can be no assurance that the FDA would clear a new 510(k) notification submitted by the Company, or that the FDA would not prohibit the Company from selling INSTEAD-Registered Trademark- until the 510(k) notification was cleared. The FDA review time for 510(k) notifications could be lengthy. The failure to obtain a new 510(k) clearance, if required, on a timely basis, if at all, would have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company has also decided to label INSTEAD-Registered Trademark- with a 12 hour maximum wear time. The labeling for INSTEAD-Registered Trademark-, as cleared by the FDA in the original 510(k) notification, included an 8 hour maximum wear time. The Company conducted a clinical study to support the safety of the 12 hour wear time. The

Company does not believe a new 510(k) notification is necessary to increase the maximum wear time to 12 hours. Prior to finalizing the change in labeling, the Company met with the FDA on June 19, 1996. At that meeting the results of these studies were discussed and the FDA requested that the Company submit the results of its clinical testing, which the Company provided on July 17, 1996. On October 25, 1996 the Company received a letter from the FDA confirming that the Company could increase the wear time of INSTEAD-Registered Trademark- to 12 hours without filing a new 510(k) notification.

    Any product with a 510(k) notification cleared by the FDA and its manufacturer are subject to continuing regulatory review and the FDA has the authority to, among other things, order or request restrictions on the distribution of products or the withdrawal of products from market even after clearance of a 510(k) submission is obtained.

    The Company's manufacturing facility in Missoula, Montana is subject to the Good Manufacturing Practices ("GMP") regulations which are promulgated by the FDA, international quality standards and other regulatory requirements. The failure by the Company to comply with the foregoing could adversely affect the Company's production and financial condition.

    In order to distribute INSTEAD-Registered Trademark- in foreign countries, the Company must comply with all regulatory requirements of the countries in which the Company intends to sell INSTEAD-Registered Trademark-, including regulations with respect to labeling and importing into such countries and FDA requirements for export thereto. There can be no assurance that the Company will be able to comply with such requirements. The Company will require FDA clearance or pre-market approval to market other applications of the SoftCup Technology in the United States.

PRODUCT LIABILITY; POSSIBILITY OF INSUFFICIENT INSURANCE COVERAGE

    Testing, manufacturing and marketing of INSTEAD-Registered Trademark- entail an inherent risk of product liability, and such risk may be increased because INSTEAD-Registered Trademark- is used internally. The Company presently maintains what it believes to be a sufficient level of product liability insurance. Such insurance is expensive and, in the future, may not continue to be available on acceptable terms, if at all. The Company's business, financial condition and results of operations may be materially adversely affected by a successful product liability claim, or series of such claims, in excess of any insurance coverage. There can be no assurance that product liability claims will not be successfully asserted against the Company.

COMPETITION

    The market for feminine protection and medical products is presently dominated by large, long-established and well-financed companies which have substantially greater resources than the Company. There can be no assurance that other companies will not develop new or enhanced feminine protection products that are either more effective than INSTEAD-Registered Trademark-, or would render INSTEAD-Registered Trademark- obsolete or non-competitive. In addition, there can be no assurance that existing competitive companies will not increase their level of advertising and marketing expenditures in response to the introduction of INSTEAD-Registered Trademark-. See "--Risks Associated with Potential Competitive Response."

RISKS ASSOCIATED WITH POTENTIAL COMPETITIVE RESPONSE

    Subsequent to the Company's initial public offering of Common Stock (the "IPO"), the Company identified its target geography for the initial launch of INSTEAD-Registered Trademark-, established a broker network, and established certain key trade accounts. The initial indications from the early stages of the launch reflect higher costs related to trade, distribution and marketing spending levels than previously anticipated. The Company believes that this is due to the response to the launch of INSTEAD-Registered Trademark- by companies with competitive products. There can be no assurance that the Company's competitors will not significantly increase their spending on promotional activities as a reaction to the introduction of INSTEAD-Registered Trademark-. See
"--Marketing Risks; Uncertainty of Consumer Acceptance."

INHERENT LIMITATION OF MARKET RESEARCH AND CONSUMER USE TESTING

    The Company conducted test studies for the purposes of evaluating potential consumer interest in INSTEAD-Registered Trademark- and developing a market strategy for INSTEAD-Registered Trademark-. Due to the inherent limitations of market research and consumer testing to accurately indicate consumer preferences, the results of such research and tests may not accurately reflect INSTEAD-Registered Trademark-'s actual market potential.

RISKS INHERENT IN OBTAINING AND PROTECTING PATENTS AND PROPRIETARY TECHNOLOGY

    The Company's success will depend, in part, on its ability to obtain and protect patents and trade secrets, and operate without infringing the proprietary rights of other companies and individuals in the United States and abroad. A continuation patent application based on, and including the subject matter of, a patent application for the SoftCup Technology (for use for feminine protection during menstruation either with or without vaginal drug delivery) originally filed by Ms. Audrey Contente, the founder of the Company, was allowed by the United States Patent and Trademark Office (the "Patent and Trademark Office") on December 11, 1992. The United States patent was issued on March 22, 1994 and expires on March 22, 2011. Additional patent applications are pending in the United States on other aspects and applications of the SoftCup Technology and certain manufacturing processes related to such technology. The Company has also filed international patent applications with respect to the SoftCup Technology (for use for feminine protection during menstruation either with or without vaginal drug delivery). There can be no assurance that any additional patents will issue or that any issued patents will provide the Company with competitive advantages or will not be challenged by other companies or individuals. There can be no assurance that other companies and individuals will not independently develop similar products, duplicate the SoftCup Technology or design around the Company's patent. In addition, the Company could incur substantial costs in defending suits brought against it on such intellectual property rights or in prosecuting suits that the Company brings against other parties to protect its intellectual property rights. The Company also relies on trade secrets and other unpatented proprietary technology. The Company seeks to protect its trade secrets and proprietary know-how in part with confidentiality agreements with employees and consultants. There can be no assurance that the agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or independently developed by competitors or that others will not independently develop substantially equivalent proprietary products and processes or otherwise gain access to the Company's proprietary technology.

RISKS ASSOCIATED WITH RESEARCH AND DEVELOPMENT FOR OTHER APPLICATIONS OF THE
  SOFTCUP TECHNOLOGY

    Although the Company is currently focusing its primary efforts and capital resources on introducing INSTEAD-Registered Trademark- into the United States and international markets, the Company intends to use a portion of its resources to pursue research on potential medical and health care applications of the SoftCup Technology. If such research leads to the development of new products, the Company would require further additional capital and/or a strategic partner to market and distribute such products. There can be no assurance that such research or development will be successful, that these additional potential applications of the SoftCup Technology will result in the Company's introduction of other products or that any additional financing will be available or, if available, will be on terms acceptable to the Company.

    The Company's focus on research and development of medical applications of the SoftCup Technology is contingent on many factors which are generally difficult to identify and quantify. They are dependent on a number of factors which are not in the Company's control, including the results of clinical trials and other scientific findings, and the regulatory requirements of clinical testing and market approvals. See
"--Necessity of Regulatory Clearances to Market." Accordingly, there can be no assurance that any of the goals or timetables described in, or incorporated by reference into, this Prospectus relating to other potential applications of the SoftCup Technology can be met.

DEPENDENCE ON KEY PERSONNEL

    The Company's success is dependent, in large part, on the continued service of its key management, certain scientific and technical advisors and its ability to attract and retain qualified employees. Competition for such employees is intense. The Company has obtained key-person life insurance policies on the lives of John W. Andersen, the President, Chief Executive Officer and Chairman of the Board of the Company and on Audrey Contente, Executive Vice President and Founder of the Company who invented the SoftCup Technology. There can be no assurance that any such key-person life insurance will continue to be available in the future to the Company at a satisfactory premium.

CERTAIN ANTI-TAKEOVER PROVISIONS

    Certain provisions of the Company's Restated Certificate of Incorporation and Amended and Restated By-Laws could have the effect of discouraging a third party from pursuing a non-negotiated takeover of the Company and preventing certain changes in control. The Restated Certificate of Incorporation provides that the Board of Directors is divided into three classes. One class of directors is elected at each annual meeting of stockholders for a three-year term. The Restated Certificate of Incorporation restricts certain business combinations with an interested stockholder (typically a beneficial owner of 15% or more of the outstanding voting shares of the Company's capital stock, excluding certain persons). In addition, the Amended and Restated By-Laws and the Restated Certificate of Incorporation require advance notice to the Board of Directors of stockholder proposals or stockholder nominees for directors to be considered at the next annual meeting of stockholders and restrict the ability of stockholders to call meetings. The Restated Certificate of Incorporation and Amended and Restated By-Laws also limit the ability of stockholders to remove directors, call stockholders meetings and act by written consent and provide that vacancies in the Board of Directors may only be filled by a majority of the remaining directors. In addition, the Company's Restated Certificate of Incorporation authorizes the issuance of 5,000,000 shares of preferred stock with such designation, rights and preferences as may be determined from time to time by the Board of Directors. The Board of Directors may, without stockholder approval, issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock. There can be no assurance that the Company will not issue additional shares of preferred stock in the future. These provisions could discourage a third party from pursuing a takeover of the Company at a price considered attractive by many stockholders, since such provisions could have the effect of delaying an acquiring party from gaining control of the Company and its Board of Directors. See "Description of Capital Stock--Preferred Stock" and
"--Certain Provisions of the Company's Certificate of Incorporation and
By-Laws."

LIMITED TRADING HISTORY; VOLATILITY OF PRICE

    Prior to the IPO, there had been no public trading market for the Common Stock, and there can be no assurance that a regular trading market for the Common Stock will continue after the Offering or that the market price for the Common Stock will not fall. In addition, market prices of securities of many companies in the earlier stages of development have experienced wide fluctuations not necessarily related to the operating performance of such companies. For example, the price of the Common Stock ranged from $14 3/8 on May 1, 1996 to $36 on May 22, 1996, closing at $19 3/8 on June 28, 1996. On October 31, 1996 the staff of the Commission informed the Company that it had commenced an informal inquiry with respect to certain matters, which the Company believes relates to the volatility of the price of its Common Stock in the May and June 1996 period. The Company believes it has complied with all securities laws and, although the Commission has not requested any information from the Company, the Company has informed the Commission that it wishes to assist the Commission with its inquiry. While there can be no assurance as to the scope or outcome of any inquiry by the Commission, the Company believes that this matter will not have a material adverse effect on its business, prospects, financial condition or results of operations. The Company further believes that factors such as legislative, regulatory and technological developments and quarterly variations in financial results and market conditions could cause the market price of the Common Stock to fluctuate substantially. These market fluctuations may adversely affect the price of and market for the Common Stock and could result in additional inquiries. See "Price Range of Common Stock."

SUBSTANTIAL AMOUNT OF SHARES ELIGIBLE FOR FUTURE SALE; POTENTIAL ADVERSE EFFECT
  ON MARKET PRICE OF COMMON STOCK

    Upon consummation of the Offering, the Company will have 11,671,592 shares of Common Stock outstanding. In addition, as of March 31, 1997, there has been reserved 1,327,031 shares of Common Stock for issuance upon the conversion or exercise of outstanding securities. The 5,910,000 shares of Common Stock sold in the Company's underwritten public offerings, other than shares which may have been purchased by "affiliates" of the Company, will be freely tradeable without restriction or further registration under the Securities Act. On December 12, 1996, the Company filed a Registration Statement on Form S-8 (Reg. No. 333-17765) with respect to 1,708,612 shares of Common Stock issuable pursuant to its stock option plans and certain options and warrants which have been granted to employees and consultants of the Company; such Registration Statement includes 1,312,031 shares of Common Stock issued or issuable upon conversion or exercise of outstanding securities of the Company. Approximately 1,463,016 of the remaining shares of Common Stock outstanding and issuable upon conversion or exercise of outstanding securities would be "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act ("Rule 144"), and may only be sold pursuant to a registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rule 144.

    All officers, directors and certain security holders agreed with Hampshire in connection with the IPO not to, directly or indirectly, offer, sell, contract to sell or otherwise dispose of their shares of Common Stock, or other securities convertible into or exercisable for shares of Common Stock, without the prior written consent of Hampshire, prior to August 22, 1997. An aggregate of 4,896,530 shares of Common Stock outstanding and issuable upon conversion or exercise of outstanding securities are subject to these lock-up arrangements. Hampshire has agreed with Jefferies & Company, Inc. ("Jefferies"), an underwriter for the Company's second public offering of Common Stock, not to release any of such security holders from the contractual restriction without the prior written consent of Jefferies. The Company has, subject to certain exceptions, agreed not to offer, issue or sell any shares of Common Stock or securities exercisable for or convertible into shares of Common Stock until May 13, 1997 without the prior written consent of Jefferies, and until August 22, 1997 without the prior written consent of Hampshire. No predictions can be made as to the effect, if any, that market sales of shares of existing stockholders or the availability of such shares for future sale will have on the market price of shares of Common Stock prevailing from time to time. The prevailing market price of the Common Stock after the Offering could be adversely affected by future sales of substantial amounts of Common Stock by existing stockholders.

LACK OF DIVIDENDS

    The Company has generated limited revenues to date and does not expect to pay cash dividends for the foreseeable future.

                                USE OF PROCEEDS

    The Company will not receive any proceeds from the sale of securities by the Selling Stockholders.

                          PRICE RANGE OF COMMON STOCK

    The Common Stock was initially offered to the public on February 22, 1996 at a price of $10.00 per share and is quoted on the Nasdaq National Market. The following table sets forth the range of high and low sale prices for the Common Stock for the periods indicated as reported on the Nasdaq National Market.

                                                                                   HIGH        LOW
                                                                                  -------    -------
Fiscal year 1996:
    Third quarter (since February 22nd).......................................... $16        $11 1/8
    Fourth quarter...............................................................  36         11 3/4
Fiscal year 1997:
    First quarter................................................................  25 3/4     14
    Second quarter...............................................................  26 1/4     16 1/2
    Third quarter................................................................  21 1/4     12 1/2
    Fourth quarter (through May 5)...............................................  16 1/4     13

    On May 5, 1997, the last sale price of the Common Stock was $15 1/2 as reported on the Nasdaq National Market. At March 31, 1997, there were 221 stockholders of record of the Common Stock.

                                DIVIDEND POLICY

    The Company has not paid any dividends on its Common Stock to date. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend on the Company's earnings, its capital requirements and financial condition. It is the present intention of the Board of Directors to retain all earnings, if any, for use in the Company's business operations and, accordingly, the Board of Directors does not expect to declare or pay any cash dividends in the foreseeable future.

                              SELLING STOCKHOLDERS

    This Prospectus covers the sale of the 1,118, 375 shares of Common Stock held by the Selling Stockholders and of an additional 3,722,552 shares of Common Stock issuable upon conversion or exercise of certain outstanding securities convertible into or exercisable for shares of Common Stock. All of the shares offered by the Selling Shareholders may be sold in the open market, in privately negotiated transactions or otherwise by the holders thereof. Certain holders of such securities are subject to a contractual restriction prohibiting the offer and/or sale of such shares of Common Stock until August 22, 1997.

                                                                                                 BENEFICIAL OWNERSHIP
                                                                         BENEFICIAL OWNERSHIP   AFTER OFFERING (1)(2)
                                                                         PRIOR TO OFFERING (1)
                                                                         ---------------------  ----------------------
NAME                                                                       NUMBER     PERCENT    NUMBER      PERCENT
-----------------------------------------------------------------------  ----------  ---------  ---------  -----------
Barrie Zesiger (3).....................................................   1,051,658      12.6%    134,835        1.6%
Albert L. Zesiger (4)..................................................   1,051,658      12.6%    134,835        1.6%
BEA Associates, Inc. (5)...............................................     113,666       1.4%          0          0%
Dean Witter Foundation (6).............................................      16,666      *              0          0%
Andrew Heiskell (6)....................................................      16,666      *              0          0%
Alfred E. Heller (6)...................................................      12,500      *              0          0%
Elizabeth Heller Mandell Trust (6).....................................      12,500      *              0          0%
Domenic J. Mizio (6)...................................................       8,333      *              0          0%
Warren Otologic Profit Sharing Trust (6)...............................       8,333      *              0          0%
Jeffrey E. Schuss......................................................         833      *              0          0%
Alice M. Moore (7).....................................................       5,833      *              0          0%
Betty Jane Schuss Trust................................................       2,041      *          1,875       *
Deborah Doolittle Trust................................................       1,000      *              0          0%
Jeffrey Schuss Trust...................................................       1,000      *              0          0%
Jonathan Schuss Trust..................................................       1,000      *              0          0%
Karen Sawyer Trust.....................................................       1,000      *              0          0%
Robert A. & Constantine McCabe.........................................       8,333      *              0          0%
Robert & Ellen P. Moore (7)............................................       5,833      *              0          0%
Robert H. Bauerle......................................................      16,900      *              0          0%
Jerry J. King..........................................................       8,750      *              0          0%
David Theisen..........................................................      21,875      *              0          0%
P. David Edgell........................................................      17,500      *              0          0%
Charles W. Daniel......................................................      17,500      *              0          0%
Jerry D. Leitman.......................................................      10,937      *              0          0%
Aubrey Dale Glasscock..................................................       8,750      *              0          0%
John Banks Robertson, Jr...............................................       4,375      *              0          0%
Kraver & Levy (8)......................................................       3,161      *              0          0%
Wien, Malkin & Bettex (9)..............................................      35,526      *              0          0%
Chapin School-Endowment Fund (6).......................................      20,375      *              0          0%
Van Lobel Sels Charitable Foundation (6)...............................      30,562      *              0          0%
Planned Parenthood of New York, Inc. (6)...............................      10,187      *              0          0%
Meehan Investment Partnership I, L.P. (6)..............................      20,375      *              0          0%
Morgan Trust Company of the Bahamas Ltd. (6)...........................      20,375      *              0          0%
Wells Family, LLC (6)..................................................      31,020      *              0          0%
Mary Van Schuyler Raiser (6)...........................................      10,187      *              0          0%
Mary M. Raiser (6).....................................................      20,375      *              0          0%
Helen L. Hunt (6)......................................................      10,187      *              0          0%

                                                                                                 BENEFICIAL OWNERSHIP
                                                                         BENEFICIAL OWNERSHIP   AFTER OFFERING (1)(2)
                                                                         PRIOR TO OFFERING (1)
                                                                         ---------------------  ----------------------
NAME                                                                       NUMBER     PERCENT    NUMBER      PERCENT
-----------------------------------------------------------------------  ----------  ---------  ---------  -----------
James and Jennifer Kuehn, Jt Ten WROS..................................      20,375      *              0          0%
Stephen L. Rutherford..................................................      18,337      *              0          0%
Danny Rue..............................................................      12,225      *              0          0%
Herbert F. Boeckmann, II...............................................     120,000       1.5%          0          0%
Estate of Michael Butler...............................................      60,000      *              0          0%
James Murtha...........................................................      90,000       1.1%          0          0%
Richard Hines..........................................................      30,000      *              0          0%
Bernard Gurtman........................................................      60,000      *              0          0%
John Purcell...........................................................     120,000       1.5%          0          0%
Brian Shapiro..........................................................      60,000      *              0          0%
David H. Berman, MD....................................................      60,000      *              0          0%
Howard Kaplan..........................................................      60,000      *              0          0%
Edward Berman..........................................................      60,000      *              0          0%
Alan Finkelstein.......................................................      30,000      *              0          0%
Jay Kenneth Tate.......................................................      20,000      *              0          0%
James D. Tate..........................................................      20,000      *              0          0%
Scott Maybaum..........................................................      30,000      *              0          0%
Rodan Payroll Services.................................................      60,000      *              0          0%
Patrick J. Guarino.....................................................      10,000      *              0          0%
Calvert Social Investment Fund (10)....................................     150,000       1.9%          0          0%
Tony Bernard...........................................................      30,000      *              0          0%
Ted Lipman, MD.........................................................      30,000      *              0          0%
Brian Shea.............................................................      30,000      *              0          0%
Shlomo Marglit.........................................................      30,000      *              0          0%
Mark Nordlicht.........................................................      60,000      *              0          0%
Noam Lotan.............................................................      30,000      *              0          0%
Dr. Aharon David.......................................................      30,000      *              0          0%
Rebecca Kraitenberg....................................................      15,000      *              0          0%
Joseph Hartman.........................................................      15,000      *              0          0%
Mikel Majore...........................................................      15,000      *              0          0%
Trinet International...................................................      30,000      *              0          0%
Dr. Michael Fuchs......................................................      15,000      *              0          0%
Yu-Liu Chen Lee........................................................      15,000      *              0          0%
Temple Inland Master Trust (7).........................................     102,000       1.3%          0          0%
Arthur D. Little Employees Investment Plan (6).........................      90,000       1.1%          0          0%
Jeffrey V. Simon (11)..................................................     157,531       1.9%     36,281       *
Dr. Jay Rinehouse......................................................       7,500      *              0          0%
Dr. David Sandak.......................................................       7,500      *              0          0%
Lenore Fremder Defined Benefit P.P.....................................       3,750      *              0          0%
Robin Wohl.............................................................       3,750      *              0          0%
John Huber.............................................................       3,750      *              0          0%
Dr. Kenneth Lum........................................................       3,570      *              0          0%
Walter Stump...........................................................      30,000      *              0          0%
Harvey B. Adams........................................................      60,000      *              0          0%
Guarantee & Trust Co. TTEE FBO Jay Weissbluth PSP......................      15,000      *              0          0%
Tradewind Fund I, LP...................................................      60,000      *              0          0%
Ryco and Co............................................................      60,000      *              0          0%

                                                                                                 BENEFICIAL OWNERSHIP
                                                                         BENEFICIAL OWNERSHIP   AFTER OFFERING (1)(2)
                                                                         PRIOR TO OFFERING (1)
                                                                         ---------------------  ----------------------
NAME                                                                       NUMBER     PERCENT    NUMBER      PERCENT
-----------------------------------------------------------------------  ----------  ---------  ---------  -----------
David Burr.............................................................      22,500      *              0          0%
Edward and Ruth Kronick................................................      15,000      *              0          0%
Jenifer Altman Foundation (6)..........................................      15,000      *              0          0%
City of Milford Pension and Retirement Plan (6)........................      22,500      *              0          0%
Tab Products Co. Pension Plan (7)......................................      30,000      *              0          0%
American Medical International Pension Plan (6)........................      90,000       1.1%          0          0%
Alza Corporation Retirement Plan (6)...................................      22,500      *              0          0%
NFIB Employee Pension Plan (6).........................................      22,500      *              0          0%
Roanoke College (7)....................................................      30,000      *              0          0%
Brearley School General Endowment Fund (7).............................      15,000      *              0          0%
City of Norwalk Pension and Retirement Plan (6)........................      15,000      *              0          0%
Dr. William Lippy (6)..................................................       7,500      *              0          0%
Psychology Associates (6)..............................................       3,000      *              0          0%
Crescent Capital Company, L.L.C........................................      15,000      *              0          0%
Alliance Capital Investment Corp.......................................      15,000      *              0          0%
Ronald J. Adams........................................................      30,000      *              0          0%
Lauren Katz............................................................      30,000      *              0          0%
United Mattersdorf International Organization..........................      30,000      *              0          0%
Irene Chang............................................................      15,000      *              0          0%
Mathers Associates.....................................................      15,000      *              0          0%
Skippack Partners......................................................       7,500      *              0          0%
Nelson Broms (12)......................................................     150,000       1.9%          0          0%
Emanuel & Company (13).................................................      11,000      *              0          0%
Montana Board of Science and Technology Development....................     140,000       1.7%          0          0%
Audrey Contente (14)...................................................     597,500       7.5%     66,250       *
Frank Cole (15)........................................................     125,000       1.6%     18,750       *
Arthur Appleman........................................................      12,500      *              0          0%
Hampshire Securities Corporation (16)..................................     327,500       4.0%          0          0%
Andy Yurowitz (17).....................................................      17,500      *              0          0%
Orchard Close Ltd......................................................     200,000       2.5%          0          0%
Demvest Equities.......................................................      20,000      *              0          0%
Arthur N. Abbey........................................................      20,000      *              0          0%
ReProtect LLC (18).....................................................     400,000       4.8%          0          0%
Lawrence G. Goodman (19)...............................................       1,988      *              0          0%
Jeffry S. Hoffman (19).................................................       2,007      *              0          0%
Martin Nussbaum (19) (20)..............................................      14,425      *         10,750       *
Robert J. Jossen (19)..................................................       3,101      *              0          0%
Joseph F. Donley (19)..................................................       1,468      *              0          0%
Richard A. Goldberg (19)...............................................       1,566      *              0          0%
Andrew J. Levander (19)................................................       3,101      *              0          0%
Joel H. Goldberg (19)..................................................       3,101      *              0          0%
James H. Nix (19)......................................................       1,489      *              0          0%
Charles I. Weissman (19)...............................................       1,977      *              0          0%
Gerald Adler (19)......................................................       1,468      *              0          0%
Michael J. Shapiro (19)................................................       1,081      *              0          0%
Margery K. Neale (19)..................................................       1,468      *              0          0%
Morris Orens (19)......................................................       1,081      *              0          0%

                                                                                                 BENEFICIAL OWNERSHIP
                                                                         BENEFICIAL OWNERSHIP   AFTER OFFERING (1)(2)
                                                                         PRIOR TO OFFERING (1)
                                                                         ---------------------  ----------------------
NAME                                                                       NUMBER     PERCENT    NUMBER      PERCENT
-----------------------------------------------------------------------  ----------  ---------  ---------  -----------
Shari L. Steinberg (19)................................................       1,116      *              0          0%
Robert M. Friedman (19)................................................       1,202      *              0          0%
Scott M. Zimmerman (19)................................................       1,253      *              0          0%
Claude M. Tusk (19)....................................................       1,468      *              0          0%
Kevin O'Brien (19).....................................................       1,390      *              0          0%
Emery Jaffe............................................................      18,000      *              0          0%
Bozell Worldwide (22)..................................................      50,000      *              0          0%
Palmeri Tyler Wiener & Waldron.........................................      12,351      *              0          0%

------------------------

*   Less than one percent.

(1) Assumes, with respect to any Selling Stockholder, the conversion and/or exercise of all securities convertible or exercisable for the Common Stock being offered hereby and held by such Selling Stockholder; and the subsequent sale by such Selling Stockholder of the shares of Common Stock being offered hereby. The percentage of beneficial ownership reflected in this chart assumes that, with respect to any Selling Stockholder, only such Selling Stockholder has converted and or exercised his, her or its securities convertible or exercisable for shares of Common Stock, and that no other Selling Stockholder has done so.

(2) Assumes the sale by such Selling Stockholder of all shares of Common Stock offered hereby.

(3) Includes 550,012 of Common Stock and 390,200 shares of Common Stock issuable upon the exercise or conversion of convertible securities of the Company, both of which are held in accounts managed by Zesiger Capital Group LLC, an investment advisor, for which Ms. Zesiger is Principal and Albert L. Zesiger, Ms. Zesiger's husband, is also a Principal. Ms. Zesiger disclaims beneficial ownership of such shares. Also includes 40,000 shares of Common Stock and 12,500 shares of Common Stock issuable upon the exercise or conversion of convertible securities of the Company which are owned by Mr. Zesiger; Ms. Zesiger disclaims beneficial ownership of such shares. See also footnote 4. Includes 16,238 shares which are issuable upon the exercise of an outstanding option and warrant which are exercisable within 60 days of March 31, 1997. Does not include the Optioned Shares (defined below) which are subject to a voting trust of which Ms. Zesiger is a voting trustee. See footnote 14. Ms. Zesiger is also a director of the Company.

(4) Includes 550,012 shares of Common Stock and 390,200 shares of Common Stock issuable upon the exercise or conversion of convertible securities of the Company which are held in accounts managed for certain parties through Zesiger Capital Group LLC, an investment advisor, for which Mr. Zesiger is a Principal. Mr. Zesiger has dispositive power with respect to such shares but disclaims beneficial ownership of such shares. Also includes 37,708 shares of Common Stock and 16,238 shares of Common Stock issuable upon the exercise or conversion of convertible securities of the Company which are owned by Ms. Zesiger, Mr. Zesiger's wife; Mr. Zesiger disclaims beneficial ownership of such shares. Includes 12,500 shares which are issuable upon the exercise of an outstanding warrant which is exercisable within 60 days of March 31, 1997. See also footnote 3.

(5) Includes Common Stock and convertible securities currently exercisable into 102,000 shares of Common Stock in managed accounts for which BEA Associates, Inc., an investment advisor, has dispositive power.

(6) Zesiger Capital Group LLC, an investment advisor to such Selling Stockholder, has dispositive power with respect to such securities.

(7) BEA Associates, Inc., an investment advisor to such Selling Stockholder, has dispositive power with respect to such securities.

(8) These shares of Common Stock were issued in lieu of certain amounts due Kraver & Levy by the Company in consideration of legal services provided to a director of the Company.

(9) These shares of Common Stock were issued in lieu of certain amounts due Wien, Malkin & Bettex by the Company for legal services provided to the Company.

(10) Joy Vida Jones, a director of the Company, is a trustee of Calvert Social Investment Fund. Ms. Jones disclaims beneficial ownership of such securities except to the extent of her investment in the fund. Does not include 7,500 shares of Common Stock beneficially owned by Ms. Jones.

(11) Mr. Simon, a former officer and director of the Company, resigned from such positions in December 1993. Includes 106,250 shares of Common Stock which Mr. Simon has an option to purchase from Ms. Contente. See footnote 14 below.

(12) Mr. Broms, a former officer and director of the Company, resigned in February 1994.

(13) These shares of Common Stock are issuable upon the exercise of certain warrants issued in connection with a 1992 private placement for which Emanuel & Company acted as broker-dealer.

(14) Ms. Contente, an officer and director of the Company, has granted an option to each of Jeffrey Simon and Frank Cole to purchase 106,250 shares of Common Stock, and an option to Arthur Appleman to purchase 12,500 shares of Common Stock, each such option at an exercise price of $2.00 per share (the "Optioned Shares") and with an expiration date of December 1, 1998. The Optioned Shares are subject to a voting trust, to be voted by a majority of Ms. Contente, Ms. Zesiger and Mr. Andersen, as voting trustees. The voting trust will terminate on the earliest of (i) the transfer of the Optioned Shares to Messrs. Cole, Simon and Appleman, (ii) August 22, 1997 or (iii) upon the breach of certain representations contained in the agreement.

(15) Includes 106,250 shares of Common Stock which Mr. Cole has an option to buy from Ms. Contente. See footnote 14 above.

(16) Includes 327,500 shares of Common Stock issuable upon the exercise of the Warrants granted to Hampshire in connection with the IPO.

(17) Includes 12,500 shares of Common Stock issuable pursuant to a warrant which the Company has issued to Mr. Yurowitz. The warrant was issued upon Mr. Yurowitz's surrender for cancellation of certain Class A and Class B Warrants to purchase an aggregate of 10,000 shares of Common Stock, which warrants were issued to him in a 1995 Unit Private Placement.

(18) Richard A. Cone, Ph.D., a director of the Company, is a Managing Director of ReProtect, LLC, which is a research and development partner of the Company. Does not include options to purchase 20,000 shares of Common Stock owned by Dr. Cone.

(19) A member of Shereff, Friedman, Hoffman & Goodman, LLP, counsel to the Company. See "Legal Matters."

(20) Mr. Nussbaum, a director of the Company, is a member of Shereff, Friedman, Hoffman & Goodman, LLP, counsel to the Company.

(21) Charles D. Peebler, Jr., a director of the Company, is the Chief Executive Officer of Bozell Worldwide, Inc.

                          DESCRIPTION OF CAPITAL STOCK

    The Company's authorized capital stock consists of 70,000,000 shares of Common Stock, par value $.001 per share, and 5,000,000 shares of Preferred Stock, par value $.001 per share.

COMMON STOCK

    As of March 31, 1997, there were 7,949,040 shares of Common Stock outstanding held of record by 221 persons.

    Holders of shares of Common Stock are entitled to one vote per share, without cumulative voting, on all matters to be voted on by stockholders. Therefore, the holders of more than 50% of the shares voting for the election of directors can elect all the Directors. Subject to preferences that may be applicable to any outstanding preferred stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation or dissolution of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby, when issued against the consideration set forth in this Prospectus, will be, fully paid and nonassessable.

PREFERRED STOCK

    The Company is authorized to issue 5,000,000 shares of the Preferred Stock, none of which shares are outstanding as of the date of this Prospectus. The Board of Directors of the Company has the authority at any time and from time to time to establish and designate one or more series of preferred stock, to fix the number of shares of any series (which number may vary between series) and to fix the dividend rights and preferences, the redemption price (if any) and terms, liquidation rights, sinking fund provisions (if any), conversion provisions (if any) and the voting powers (if any). The Board of Directors, without stockholder approval, could issue preferred stock with voting and conversion rights that could adversely affect the voting power of holders of the Common Stock. Certain companies have used the issuance of preferred stock as an anti-takeover device, and the Board of Directors of the Company could, without stockholder approval, issue preferred stock with certain voting, conversion and/or redemption rights that could discourage any attempt to obtain control of the Company in a transaction not approved by the Board of Directors. The Board of Directors has authorized the issuance of 48,750 shares of Series A Preferred Stock and previously issued 6,532.5 shares of Series A Preferred Stock. As of the date of this Prospectus all issued and outstanding shares of Series A Preferred Stock had been converted into Common Stock. The rights, preferences, privileges, restrictions and other matters relating to such shares are as follows:

    DIVIDENDS. Each share of Series A Preferred Stock is entitled to receive cumulative dividends at an annual rate of $8.00 per share. Upon conversion into Common Stock, all cumulative dividends in arrears will be forfeited. Holders of Series A Preferred Stock are entitled to receive such cumulative annual dividends prior to the payment of any dividend in respect of the Common Stock (the "Series A Preferred Stock Dividend Preference"). If the Series A Preferred Stock Dividend Preference is not either fully paid or declared, then no distribution shall be made on any Common Stock (although the arrearage shall accumulate) and the Company will not redeem or purchase any Common Stock or make monies available for a sinking fund for the redemption or purchase of any Common Stock. Holders of Series A Preferred Stock are entitled to share in any dividend after payment of the Series A Preferred Stock Dividend Preference in the proportion that the number of Series A Preferred Stock outstanding bears to the total number of all shares outstanding (whether preferred stock or Common Stock), treating such holders as if they had converted such Series A Preferred Stock into Common Stock.

    LIQUIDATION PREFERENCE. Upon reducing the Company's capital (which results in a distribution of assets) or upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company (collectively, a "Liquidating Event"), the holders of the Series A Preferred Stock shall be entitled to receive, before any distribution of assets to the holders of the Common Stock, a liquidation preference (the "Series A Preferred Stock Liquidation Preference"). For each outstanding share of Series A Preferred Stock, the Series A Preferred Stock Liquidation Preference shall be equal to the sum of (i) One Hundred Dollars ($100.00) and (ii) any unpaid Series A Preferred Stock Dividend Preference. The Series A Preferred Stock Dividend Preference shall be paid after the Series A Preferred Stock Liquidation Preference, and the Series A Preferred Stock Liquidation Preference shall be distributed ratably among the holders of the Series A Preferred Stock in proportion to the number of shares owned by each holder of such stock. After payment of the Series A Preferred Stock Liquidation Preference, the Company's assets available for distribution shall be distributed among the holders of Series A Preferred Stock and Common Stock PRO RATA, based on the number of shares of stock held by each, treating such holders of Series A Preferred Stock as if they had converted such stock into Common Stock immediately before such distribution. If, upon any Liquidating Event, the amounts payable with respect to the Series A Preferred Stock and any other stock of the Company ranking as to any such distribution on a parity with the Series A Preferred Stock are not paid in full, the holders of the Series A Preferred Stock and such parity stock shall share ratably in any such distribution of assets of the Company in proportion to the full preferential amounts to which they are entitled.

    VOTING. In general, the holder of each share of the Series A Preferred Stock shall (i) be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Series A Preferred Stock could be converted on the record date for the vote or the date of the solicitation of any written consent of stockholders, (ii) have voting rights and powers equal to the voting rights and powers of the Common Stock and (iii) be entitled to notice of any stockholders' meeting in accordance with the By-Laws of the Company. Fractional votes shall not, however, be permitted.

    RIGHT TO CONVERT. Each share of Series A Preferred Stock shall be convertible, at any time at the option of the holder, into shares of Common Stock at a conversion rate equal to the quotient obtained by dividing One Hundred Dollars ($100.00) by a conversion price, initially equal to $8.00 per share (the "Conversion Price"). The Conversion Price shall be adjusted from time to time to protect against dilution. No fractional share shall be issued upon the conversion of any share or shares of Series A Preferred Stock. See "-- Anti-Dilution" below.

    ANTI-DILUTION. If the Company issues any shares of Common Stock or convertible preferred stock, or rights to purchase Common Stock, warrants, options, other rights or other securities (to the extent such other rights or securities are convertible into or exchangeable or exercisable for shares of Common Stock) for consideration per share less than the prevailing Conversion Price, then the Conversion Price in effect immediately before such issuance shall be adjusted to a price equal to the consideration per share received by the Company. If the number of shares of Common Stock outstanding is increased by a Common Stock dividend or by subdivision or split-up of Common Stock, then the Conversion Price shall be appropriately decreased in proportion to such increase in outstanding shares. If the number of shares of Common Stock outstanding is decreased by a combination of the outstanding shares of Common Stock, then the Conversion Price shall be appropriately increased in proportion to such decrease in outstanding shares.

    If there is any reorganization, reclassification, consolidation or merger (including a merger in which the Company is the surviving entity) of the Company, then each share of Series A Preferred Stock shall (in lieu of being exercisable for shares of Common Stock), after such reorganization, reclassification, consolidation or merger, be exercisable into the kind and number of shares of stock or other securities or property (including cash) of the Company or of the corporation resulting from such consolidation or surviving such merger to which the holder of the number of shares of Common Stock deliverable (immediately before the time of such reorganization, reclassification, consolidation or merger) upon conversion of such Series A

Preferred Stock would have been entitled upon such reorganization, reclassification, consolidation or merger.

    AUTOMATIC CONVERSION. Each share of Series A Preferred Stock shall automatically convert into shares of Common Stock immediately upon (i) the closing of the sale of the Common Stock in a firm commitment, underwritten public offering registered under the Securities Act (other than a registration relating solely to a transaction under Rule 145 thereunder or to an employee benefit plan), at a public offering price equal to or exceeding $20.00 per share of Common Stock (appropriately adjusted for any recapitalization) and the aggregate net proceeds to the Company (before deduction for underwriters' commissions and expenses relating to the issuance, including without limitation fees of the Company's counsel) of which equal or exceed $15.0 million or (ii) receipt by the Company of the affirmative vote, at a duly noticed stockholders' meeting or pursuant to a duly solicited written consent of approval of the holders of at least a majority of the outstanding shares of the Series A Preferred Stock voting together as a single class, in favor of converting all of the Series A Preferred Stock into Common Stock.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("DGCL"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in certain business combinations with a person or affiliate or associate of such person who is an "interested stockholder" for a period of three years from the date such person became an interested stockholder unless: (i) the transaction resulting in the acquiring person's becoming an interested stockholder, or the business combination, is approved by the Board of Directors of the Company before the person becomes an interested stockholder; (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the Company in the same transaction which makes it an interested stockholder (excluding certain employee stock option plans); or
(iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the Company's board of directors and by the holders of at least 66 2/3% of the Company's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. An "interested stockholder" is defined as any person that is (x) the owner of 15% or more of the outstanding voting stock of the Company or (y) an affiliate or associate of the Company and was the owner of 15% or more of the outstanding voting stock of the Company at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

DIRECTORS' LIABILITY

    The Company's Restated Certificate of Incorporation contains provisions to
(i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty (other than breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL, for any transaction from which the director derived an improper personal benefit or any act or omission occurring prior to the date when the provision became effective) and (ii) indemnify its directors and officers to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BY-LAWS

    The Company's Restated Certificate of Incorporation and Amended and Restated By-Laws contain several provisions that may be deemed to have the effect of making more difficult the acquisition of control of the Company by means of a hostile tender offer, open market purchases, a proxy contest or otherwise. The provisions of the Restated Certificate of Incorporation and the Amended and Restated By-Laws discussed below are designed to help to ensure that holders of Common Stock are treated fairly and equally in a multistep acquisition. In addition, they are intended to encourage persons seeking to acquire control of the Company to initiate such an acquisition through arm's-length negotiations with the Company's Board of Directors.

    CLASSIFIED BOARD OF DIRECTORS. The Company's Restated Certificate of Incorporation provides that the Board of Directors shall be divided into three classes of directors serving staggered terms. One class of directors will be elected at each annual meeting of stockholders for a three-year term. Thus, at least two annual meetings of stockholders, instead of one, generally will be required to change the majority of the Company's Board of Directors. This may have the effect of making it more difficult to acquire control of the Company by means of a hostile tender offer, open market purchases, a proxy contest or otherwise.

    STOCKHOLDER MEETINGS. Subject only to the rights of holders of preferred stock, only a majority of the Company's Board of Directors, the Chairman, the President or Chief Executive Officer will be able to call an annual meeting of stockholders and only a majority of the Company's Board of Directors, by majority vote, or the Chairman, the President or the Chief Executive Officer, will be able to call a special meeting of stockholders. In addition, subject only to the rights of holders of preferred stock, stockholders may not take any action by written consent.

    RESTRICTIONS ON CERTAIN BUSINESS COMBINATIONS. The Company's Restated Certificate of Incorporation provides that certain business combinations such as mergers and stock and assets sales, with an interested stockholder (typically a beneficial owner of more than 15% of the outstanding voting shares of the Company's capital stock, excluding certain persons), be approved by (a) the holders of 75% of the voting power of the then outstanding voting shares, voting together as a single class, and (b) at least a majority of the voting power of the then outstanding voting shares, voting as a single class, which are not owned beneficially, directly or indirectly, by the interested stockholder, unless the transaction is approved by a majority of certain directors or meets certain fair price provisions.

    REQUIREMENTS FOR ADVANCE NOTIFICATION OF STOCKHOLDER NOMINATIONS AND PROPOSALS. The Company's Restated Certificate of Incorporation establishes advance notice procedures with regard to stockholder nominations, other than by or at the direction of the Board of Directors, of candidates for election as directors. The Amended and Restated By-Laws establishes advance notice procedures with regard to stockholder proposals other than by or at the direction of the Board of Directors of business to be brought before a meeting.

    VOTE REQUIRED TO AMEND OR REPEAL CERTAIN PROVISIONS OF THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION AND AMENDED AND RESTATED BY-LAWS. The Company's Restated Certificate of Incorporation establishes certain super majority voting requirements to amend or repeal certain provisions of the Company's Restated Certificate of Incorporation and Amended and Restated By-Laws.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

                              PLAN OF DISTRIBUTION

    Any or all of the Shares may be sold from time to time to purchasers directly by the Selling Stockholders. Alternatively, the Selling Stockholders may from time to time offer the Shares through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom they may act as agents. The Selling Stockholders and any such underwriters, dealers or agents that participate in the distribution of the Shares may be deemed to be underwriters under the Securities Act, and any profit on the sale of the Shares by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. The Shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. The distribution of the Shares by the Selling Stockholders may be effected in one or more transactions that may take place on Nasdaq National Market, including ordinary brokers' transactions, privately-negotiated transactions or through sales to one or more broker-dealers for resale of such shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees, discounts and commissions may be paid by the Selling Stockholders in connection with such sales of securities.

    At the time a particular offer of the Shares is made, to the extent required, a supplement to this Prospectus will be distributed (or, if required, a post-effective amendment to the Registration Statement of which this Prospectus is a part will be filed) which will identify the specific Shares being offered and set forth the aggregate amount of Shares being offered, the purchase price and the terms of the offering, including the name or names of the Selling Stockholders and of any underwriters, dealers or agents, the purchase price paid by any underwriter for Shares purchased from the Selling Stockholder, any discounts, commissions and other items constituting compensation from the Selling Stockholders and/or the Company and any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public. In addition, an underwritten offering will require clearance by the National Association of Securities Dealers, Inc. of the underwriter's compensation arrangements. The Company will not receive any of the proceeds from the sale by the Selling Stockholders of the Shares offered hereby. All of the filing fees and other expenses of this Registration Statement will be borne in full by the Company, other than any underwriting fees, discounts and commissions relating to this Offering.

    Pursuant to certain agreements granting registration rights to certain Selling Stockholders, which were executed in connection with a 1995 private placement, the Company will use its best efforts to keep the Registration Statement, of which this Prospectus forms a part, effective under the Securities Act for a period of five and one half years after February 22, 1996 and the Company will pay substantially all of the expenses incident to the Offering and sale of the Shares to the public, other than underwriting fees, discounts and commissions. Most of the agreements which provide for registration rights to the Selling Stockholders provide for cross-indemnification of the Selling Stockholders and the Company, to the extent permitted by law, for losses, claims, damages, liabilities and expenses arising, under certain circumstances, out of any registration of the Shares. The registration rights agreements also provide that in connection with an underwritten offering, the Company will indemnify the underwriters thereof, their officers and directors and each person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided with respect to the indemnification of the Selling Stockholders signatory to such agreement, except with respect to information provided by such underwriters specifically for inclusion within the appropriate registration statement.

    In order to comply with certain states securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the Shares may not be sold unless the Shares have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

    In addition, certain holders of Common Stock, as well as the officers and directors of the Company, are subject to a contractual restriction prohibiting the offer and/or sale of their shares of Common Stock or other securities of the Company, prior to August 22, 1997, without the prior written consent of Hampshire. Hampshire has agreed with Jefferies not to release any of such stockholders from the contractual restriction without the prior written consent of Jefferies.

    In addition to sales pursuant to the Registration Statement of which this Prospectus forms a part, the Shares may be sold in accordance with Rule 144.

                                 LEGAL MATTERS

    Certain legal matters will be passed upon for the Company by Shereff, Friedman, Hoffman & Goodman, LLP, New York, New York. Martin Nussbaum, a member of Shereff, Friedman, Hoffman & Goodman, LLP, is a director of the Company and a Selling Stockholder; certain other members of the firm are also Selling Stockholders. See "Selling Stockholders."

                                    EXPERTS

    The financial statements as of June 30, 1996 and 1995 and for each of the three years in the period ended June 30, 1996 and for the period March 22, 1990 (Date of Formation) through June 30, 1996, incorporated by reference into this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                              [inside back cover]

                         [PHOTO OF MANUFACTURING PLANT]

    INSTEAD IS MANUFACTURED ON CUSTOM-DESIGNED, STATE-OF-THE-ART EQUIPMENT AT THE ULTRAFEM MONTANA FACILITY.

                               [PHOTO OF PRODUCT]

    INSTEAD IS A DISPOSABLE, PATENTED PRODUCT THAT COLLECTS RATHER THAN ABSORBS MENSTRUAL FLUID. ITS FLEXIBILITY MAKES IT EASY TO INSERT AND REMOVE.

    A CUP-LIKE DEVICE THAT IS INSERTED INTO THE UPPER VAGINAL CANAL UNDER A WOMAN'S CERVIX, INSTEAD GIVES UP TO TWELVE HOURS OF SAFE, COMFORTABLE PROTECTION.

    THE SOFT, INERT MATERIAL CONFORMS TO A WOMAN'S ANATOMY TO HELP FIT COMFORTABLY AND SECURELY.

                           [PHOTO OF PRODUCT DISPLAY]

    SALES CALLS IN THE PACIFIC NORTHWEST TO DATE HAVE RESULTED IN COMMITMENTS FROM RETAILERS WHICH ACCOUNT FOR MORE THAN 75% OF ACV (ALL COMMODITY VOLUME) IN THE FOOD AND DRUG CLASSES OF TRADE.

    ULTRAFEM HAS OBTAINED FDA CLEARANCE TO MARKET INSTEAD IN THE UNITED STATES AND FDA CLEARANCE FOR EXPORT OVERSEAS.

    CONSUMERS OUTSIDE THE ORIGINAL LEAD MARKET CAN PURCHASE INSTEAD BY MAIL THROUGH A SPECIAL TOLL FREE (888-367-9636) NUMBER.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                  ---------
Available Information...........................          3
The Offering....................................          4
Risk Factors....................................          5
Use of Proceeds.................................         11
Price Range of Common Stock.....................         11
Dividend Policy.................................         11
Selling Stockholders............................         12
Description of Capital Stock....................         17
Plan of Distribution............................         21
Legal Matters...................................         22
Experts.........................................         22

                                4,840,927 SHARES

                                     [LOGO]

                                  COMMON STOCK

                               ------------------

                                   PROSPECTUS
                                           , 1997
                             ---------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The expenses incurred by the Company in connection with the Offering are:

SEC Registration fee with IPO...................................  $14,713.33
SEC Registration fee paid with second offering..................   1,924.14
SEC Registration fee............................................  $2,484.95
Accounting fees and expenses*...................................  $10,000.00
Legal fees and expenses*........................................  $10,000.00
Printing costs*.................................................  $15,000.00
                                                                  ---------
Total...........................................................  $54,122.42
                                                                  ---------

------------------------

*   Estimated

    The Company will pay all expenses of the Company and the Selling Stockholders relating to the Offering.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The indemnification of officers and directors of the Company is governed by
Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") and the Restated Certificate of Incorporation. Among other things, the DGCL permits indemnification of a director, officer, employee or agent in civil, criminal, administrative or investigative actions, suits or proceedings (other than an action by or in the right of the corporation) to which such person is a party or is threatened to be made a party by reason of the fact of such relationship with the corporation or the fact that such person is or was serving in a similar capacity with another entity at the request of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. No indemnification may be made in any such suit to any person adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that, despite the adjudication of liability, such person is under all circumstances, fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. Under the DGCL, to the extent that a director, officer, employee or agent is successful, on the merits or otherwise, in the defense of any action, suit or proceeding or any claim, issue or matter therein (whether or not the suit is brought by or in the right of the corporation), he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him. In all cases in which indemnification is permitted (unless ordered by a court), it may be made by the corporation only as authorized in the specific case upon a determination that the applicable standard of conduct has been met by the party to be indemnified. The determination must be made by a majority vote of the directors who were not parties to the action, even though less than a quorum, or, if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or by the stockholders. The statute authorizes the corporation to pay expenses incurred by an officer or director in advance of a final disposition of a proceeding upon receipt of an undertaking by or on behalf of the person to whom the advance will be made, to repay the advances if it shall ultimately be determined that he was not entitled to indemnification. The DGCL provides that indemnification and advances of expenses permitted thereunder are not to be exclusive of any rights to which those seeking indemnification or advancement of expenses may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors, or otherwise. The DGCL also authorizes the corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees and agents regardless of whether the corporation would have the statutory power to indemnify such persons against the liabilities insured.

    The Restated Certificate of Incorporation of the Company (the "Certificate") provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of
Section 174 of the DGCL, (iv) for any transaction from which the director derived an improper personal benefit or (v) for any act or omission occurring prior to the date when the provision became effective.

    The Certificate provides that directors, officers and others shall be indemnified to the fullest extent authorized by the DGCL, as in effect (or, to the extent indemnification is broadened, as it may be amended), against any and all judgments, fines and amounts paid in settling or otherwise disposing of threatened, pending or completed actions, suits or proceedings, whether civil, criminal, administrative or investigative and expenses incurred by such person in connection therewith. The Certificate further provides that, to the extent permitted by law, expenses so incurred by any such person in defending a civil or criminal action or proceeding shall, at his request, be paid by the Company in advance of the final disposition of such action or proceeding.

    The Certificate provides that the right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition shall not be exclusive of any other right which any person may have or acquire under any statute, provision of the Certificate or Amended and Restated By-Laws of the Company (the "By-Laws") or otherwise.

    Pursuant to employment agreements with certain of its executive officers, the Company has agreed to indemnify such executive officers (including their respective heirs, executors and administrators) to the fullest extent permitted by the DGCL against all expenses and liabilities reasonably incurred in connection with or arising out of any action, suit or proceeding in which such executive officer may be involved by reason of having been a director or officer of the Company or any subsidiary thereof.

    The Company has obtained directors and officers liability and company reimbursement insurance which, among other things, (i) provides for payment on behalf of its officers and directors against loss as defined in the policy stemming from acts committed by directors and officers as such and (ii) provides for reimbursement to the Company for such loss but only when the Company shall be required or permitted to indemnify directors or officers for loss pursuant to statutory or common law or pursuant to duly effective certificate of incorporation or By-Law provisions. Coverage is afforded to the directors and officers, the Company for reimbursement of the directors and officers and the Company directly for securities related claims.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits

      3.1  Amendment to Restated Certificate of Incorporation.

        5  Opinion of Shereff, Friedman, Hoffman & Goodman, LLP.

      9.1  Voting Trust Agreement, dated as of August 8, 1994 among Audrey Contente, John
           Andersen, Barrie Zesiger and Ultrafem, Inc. (incorporated by reference to Exhibit 9.1 to Registration Statement on Form S-1 (File No. 33-97960) filed with the Securities and Exchange Commission on October 10, 1995).

      9.2  Amendment, dated August 8, 1994 to Voting Trust Agreement, dated as of August 8, 1994 among Audrey Contente, John Andersen, Barrie Zesiger and Ultrafem, Inc. (incorporated by reference to Exhibit 9.2 to Registration Statement on Form S-1 (File No. 33-97960)
           filed with the Securities and Exchange Commission on October 10, 1995).

      9.3  Amendment to Voting Trust Agreement, dated as of August 8, 1995 among Audrey Contente,
           John Andersen and Barrie Zesiger (incorporated by reference to Exhibit 9.3 to
           Registration Statement on Form S-1 (File No. 333-11995) and Post-Effective Amendment
           No. 1 to Registration Statement on Form S-1 (Registration No. 33-97960) filed with the
           Securities and Exchange Commission on September 13, 1996).

     10.1  Amendment dated as of January 1, 1997 to Employment Agreement dated August 1, 1995 between Ultrafem, Inc. and Dori M. Reap.

     10.2  Amendment dated as of January 1, 1997 to Employment Agreement dated November 6, 1995 between Ultrafem, Inc. and Tonya G. Hinch.

     23.1  Consent of Deloitte & Touche LLP.

     23.2  Consent of Shereff, Friedman, Hoffman & Goodman, LLP (contained in Exhibit 5).

     23.3  Consent of Arent Fox Kintner Plotkin & Kahn.

     24.1  Power of Attorney (included on signature page to this Registration Statement).

------------------------

    (b) Financial Statement Schedules.

    None.

ITEM 17. UNDERTAKINGS.

    (a) The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

           PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 to Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 or Registration S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on this 6th day of May, 1997.

                                ULTRAFEM, INC.

                                BY:  /S/ JOHN W. ANDERSEN
                                     -----------------------------------------
                                     Name: John W. Andersen
                                     Title:  President, Chief Executive Officer
                                     and
                                           Chairman of the Board of Directors

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned whose signatures appear below constitutes and appoints John W. Andersen and Dori M. Reap, and each of them (with full power of each of them to act alone), his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her and on his or her behalf, and in his name, place and stead, in any and all capacities to execute and sign any and all amendments or post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof and the registrant hereby confers like authority on its behalf.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

                                President, Chief Executive
     /s/ JOHN W. ANDERSEN         Officer and Chairman of
------------------------------    the Board of Directors         May 6, 1997
       John W. Andersen           (Principal Executive
                                  Officer)

                                Senior Vice President,
                                  Finance and
       /s/ DORI M. REAP           Administration, Secretary
------------------------------    and Chief Financial            May 6, 1997
         Dori M. Reap             Officer (Principal
                                  Financial & Accounting
                                  Officer)

     /s/ AUDREY CONTENTE        Executive Vice President,
------------------------------    Founder and Director           May 6, 1997
       Audrey Contente

     /s/ RICHARD A. CONE        Director
------------------------------                                   May 6, 1997
       Richard A. Cone

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------
      /s/ JOY VIDA JONES        Director
------------------------------                                   May 6, 1997
        Joy Vida Jones

     /s/ MARTIN NUSSBAUM        Director
------------------------------                                   May 6, 1997
       Martin Nussbaum

 /s/ CHARLES D. PEEBLER, JR.    Director
------------------------------                                   May 6, 1997
   Charles D. Peebler, Jr.

    /s/ BARRIE R. ZESIGER       Director
------------------------------                                   May 6, 1997
      Barrie R. Zesiger

                                      II-6